Exhibit 3.2(iv)

THIRD AMENDMENT TO AMENDED AND RESTATED BY-LAWS
OF
SHORE BANCSHARES, INC.

SECTION 1.  Election, Tenure, and Compensation.  The officers of the Corporation shall be a President, one or more Vice Presidents (if so elected by the Board of Directors), a Secretary and a Treasurer.  The Board of Directors may elect such other officers as it may from time to time consider necessary or appropriate for the proper conduct of the business of the Corporation.  The Board may also have a Chairman of the Board.  The officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the stockholders and shall have such powers and duties as may be set forth in these By-Laws or conferred upon or assigned to them from time to time by the Board of Directors.  The Chairman, if one is elected, shall be a director and the other officers may, but need not be, directors.  Any two or more of the above officers, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required by law or by these By-Laws to be executed, acknowledged or verified by any two or more officers.  The compensation or salary paid all officers of the Corporation shall be fixed by resolutions adopted by the Board of Directors.

Except where otherwise expressly provided in a contract duly authorized by the Board of Directors, all officers of the Corporation shall be subject to removal at any time by the affirmative vote of a majority of the Board of Directors.  All employees and agents of the Corporation shall hold such positions at the discretion of the Board of Directors or of the officers appointing them.

SECTION 2.  Powers and Duties of the Chairman.  The Chairman, if one is elected, shall preside at all meetings of the stockholders and of the Board of Directors.  The Chairman shall be ex-officio a member of all the standing committees of the Board of Directors.  The Chairman shall do and perform such other duties as may from time to time be assigned to the Chairman by the Board of Directors.

SECTION 3.  Powers and Duties of the President.  The President shall, unless the Board of Directors so empowers another person, be the chief executive officer of the Corporation and shall supervise the carrying out of the policies adopted or approved by the Board of Directors.  The President shall have general executive powers and duties, including, without limitation, general charge and control of the Corporation’s business affairs and properties and general powers and duties of supervision and management usually vested in the office of President of a corporation.  The President shall also have such specific powers and duties as may be conferred upon or assigned to the President from time to time by the Board of Directors.  The President may sign and execute all authorized bonds, contracts, obligations, and other instruments and documents in the name of the Corporation.

Dated:   February 3, 2011